

Mail Stop 4561

June 26, 2009

Via U.S. Mail and Facsimile (802) 867-2468

Sheila G. Corvino
General Counsel
Pipeline Data, Inc.
4400 North Point Parkway
Alpharetta, GA 30022

> **Re:** **Pipeline Data, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 19, 2009**
> **File No. 000-50611**

Dear Ms. Corvino:

We have limited our review of the above-referenced filing to the matters identified below and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Corporate Action One

1.    Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock or preferred stock for any purpose, including future acquisitions and/or financings. If you do not, please disclose under Corporate Action One that you have no current plans,

proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common or preferred stock.

2.      Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increases in your authorized shares of common and preferred stock. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

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As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct all questions to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551-3457. If you require further assistance, you may contract Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,


Maryse Mills-Apenteng
Special Counsel